

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

Via E-mail
William B. Skoglund
Chairman and Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, IL 60506

> **Re: Old Second Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 20, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 12, 2013**
> **File No. 000-10537**

Dear Mr. Skoglund:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
       J. Douglas Cheatham
       Robert M. Fleetwood, Esq.